Exhibit 99.1

SRIVARU Holding Limited Secures Nasdaq Panel Approval for Continued Listing Amid Compliance Efforts

GRAND CAYMAN, KY1-1006, CAYMAN ISLANDS, September 19, 2024 — SRIVARU Holding Limited (Nasdaq: SVMH, SVMHW) (“SRIVARU” or the “Company”), a leading innovator in the electric motorcycle market, today announced that it has received a favorable decision from the Nasdaq Hearings Panel (the “Panel”). The Panel’s decision grants the Company’s request for continued listing on Nasdaq, which we believe will provide SRIVARU the necessary time to implement its plan to regain compliance with Nasdaq’s listing requirements.

Following the Company’s hearing on September 5, 2024, the Panel has stipulated specific conditions for continued listing. SRIVARU must fulfill the below requirements by November 14, 2024:

●	Submitting a public filing and financial statements that confirm the Company meets Nasdaq’s shareholder equity requirements; and
●	Providing detailed income projections for the next 12 months, including all underlying assumptions.

If the Company is able to demonstrate compliance with the stockholders’ equity standard by November 14, 2024, the Panel will grant the Company additional time to complete a reverse share split, if necessary to meet the Nasdaq’s minimum bid price requirement.

During this period, SRIVARU is also required to notify Nasdaq promptly of any significant developments. The Panel has reserved the right to withdraw this exception if any such developments impact the feasibility of the Company’s continued listing.

“We are grateful to Nasdaq and the Panel for granting us this extension as we continue to execute our compliance plan,” said Adron Leow, CFO of SRIVARU. “Our team is fully committed to fulfilling the necessary requirements to meet Nasdaq’s standards and to advancing the Company’s growth strategy.”

SRIVARU’s leadership remains focused on successfully completing the Plan and delivering shareholder value while adhering to the highest standards of corporate governance.

About SRIVARU

SRIVARU Holding Limited, a Cayman Islands exempted company, is the parent company of SRIVARU Motor Private Ltd., a commercial-stage provider dedicated to designing and manufacturing premium electric motorcycles in India. SRIVARU was founded on the realization that while the rider-motorcycle relationship is deep and complex, it is in desperate need of innovation for the next generation of riders. SRIVARU provides affordable premium E2W vehicles that provide an exceptional riding experience with redundant 3-channel automated braking, a low center of gravity to improve stability, enhanced safety features, and easy charging compatible with home charging outlets. The Company has a broad array of intellectual property, including a patent-pending chassis and drive acceleration system. In addition, SRIVARU offers customers a superior total cost of ownership, compared to traditional internal combustion engine motorcycles and E2W vehicle competitors. SRIVARU additionally oversees a manufacturing subsidiary set to play a crucial role in achieving the company’s vision for sustainable and innovative mobility. Additional information about the company is available at: http://www.srivarumotors.com/. With a focus on innovation, sustainability, and performance, SRIVARU aims to redefine the future of mobility.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning SRIVARU’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, respectively. These forward-looking statements are based on SRIVARU’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside SRIVARU’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the outcome of any legal proceedings that may be instituted against SRIVARU or others following the announcement of the Business Combination and any definitive agreements with respect thereto, as well as the Nasdaq listing; (b) the inability to obtain financing to complete the Company’s planned expansion; (c) the inability to successfully demonstrate compliance with all requirements for continued listing on the Nasdaq; (d) the risk that current plans and operations of SRIVARU or its subsidiaries are disrupted as a result of the announcement and consummation of the Business Combination; (e) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of SRIVARU to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (f) costs related to the Business Combination and ongoing operations; (g) the possibility that SRIVARU may be adversely affected by other economic, business, and/or competitive factors; (h) SRIVARU’s ability to execute its business plans and strategies, (i) SRIVARU’s estimates of expenses and profitability and (j) other risks and uncertainties indicated from time to time in SRIVARU’s public filings with the SEC, including those under “Risk Factors” therein. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SRIVARU assumes no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. SRIVARU gives no assurance that it will achieve its expectations.

Company Details:

SRIVARU Holding Limited

2nd Floor, Regatta Office Park, West Bay Road

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

Investor & Media Contact:

eMail: ir@srivarumotors.com

Phone: +1 (888) 227-8066

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